UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Notes Offering

On July 27, 2023, Seadrill Limited (the “Company”) (NYSE & OSE: SDRL) and its wholly owned subsidiary, Seadrill Finance Limited (“Seadrill Finance” or the “Issuer”), announced that Seadrill Finance has issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Notes”) in an offering (the “Offering”) conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The net proceeds from the Offering were used to: (i) prepay in full the outstanding amounts under the Company’s existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. The Company intends to use the remainder of the net proceeds from the Offering, plus the net proceeds from the offering of the Incremental Notes (as defined below), for general corporate purposes. Additionally, the commitments under the previously announced senior secured five-year revolving credit facility that permits borrowings of up to $225 million (with an accordion feature of up to $100 million) and which is governed by a credit agreement that was entered into on July 11, 2023 (the “New Credit Agreement”) became effective and available to be borrowed upon the closing of the Offering, subject to customary borrowing conditions.

Additionally, as previously disclosed on July 25, 2023, the Company priced an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”). The Incremental Notes mature on August 1, 2030, and will be issued at 100.75% of par. At the closing of the Incremental Notes offering scheduled for August 8, 2023, the Incremental Notes will be issued bearing temporary ISINs and temporary common codes. On or before September 7, 2023 (the “Exchange Date”), the Incremental Notes will be automatically exchanged for an equal aggregate principal amount of U.S. dollar-denominated senior secured second lien notes issued pursuant to the Indenture (as defined below). As of the Exchange Date, the Incremental Notes will be fully fungible with the Notes, will constitute a single series with the Notes and will be treated as additional notes under the Indenture.

Indenture

The Notes are governed by an Indenture, dated as of July 27, 2023 (the “Indenture”), entered into among the Issuer, the Company and certain subsidiaries of the Company named therein (the “Guarantors”) and GLAS Trust Company LLC, as trustee (the “Trustee”) and collateral trustee (the “Collateral Trustee”). The Notes will mature on August 1, 2030. Interest on the Notes is payable semi-annually in arrears on August 1 and February 1 of each year, beginning on February 1, 2024. The Notes are fully and unconditionally guaranteed, jointly and severally, by the Guarantors and in the future by certain subsidiaries of the Company that become borrowers or guarantors under the New Credit Agreement or any other syndicated credit facility or capital markets debt in an aggregate principal amount in excess of a certain amount.

The Notes and the related guarantees are (or will be, subject to post-closing timeframes permitted for the perfection of certain liens on the collateral) secured on a junior basis by second-priority liens on the collateral for the New Credit Agreement, including (a) the collateral rigs, (b) the equity of certain subsidiaries required to be pledged, (c) all proceeds of the foregoing and after-acquired property upon which a lien is granted or purported to be granted to secure the Notes and (d) all other property and interests in property, including cash and cash equivalents, and proceeds thereof, upon which a lien is granted to secure the Notes or any indebtedness under the New Credit Agreement.

On or after August 1, 2026, the Issuer may, at its option, redeem all or any portion of the Notes, at once or over time, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The following prices are for Notes redeemed during the 12-month period commencing on August 1 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2026	104.188%
2027	102.094%
2028 and thereafter	100.000%

At any time prior to August 1, 2026, the Issuer may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes redeemed, plus a make-whole premium and accrued and unpaid interest, if any, to, but not including, the redemption date, plus any Additional Amounts (as defined in the Indenture). At any time prior to August 1, 2026, the Issuer may also redeem up to 40% of the aggregate principal amount of the Notes with an amount equal to or less than the net cash proceeds from certain equity offerings, at a redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus any Additional Amounts. In addition, at any time prior to August 1, 2026, the Issuer may also redeem up to 10% of the aggregate principal amount of the Notes during any twelve-month period at a redemption price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus any Additional Amounts.

The Indenture contains covenants that, among other things, restrict the Company’s ability and the ability of certain of its subsidiaries to: (i) incur additional debt and issue certain preferred stock; (ii) incur or create liens; (iii) make certain distributions, investments and other restricted payments; (iv) sell or otherwise dispose of certain assets; (v) engage in certain transactions with affiliates; and (vi) merge, consolidate, amalgamate or sell, transfer, lease or otherwise dispose of all or substantially all of the Company’s assets. These covenants are subject to important exceptions and qualifications. In addition, many of these covenants will be suspended with respect to the Notes during any time that the Notes have investment grade ratings from at least two rating agencies and no default with respect to the Notes has occurred and is continuing.

Upon the occurrence of certain Change of Control Triggering Events (as defined in the Indenture), the Issuer may be required to make an offer to repurchase all of the Notes then outstanding at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

The foregoing description of the Indenture is qualified in its entirety by reference to the full text of the Indenture, a copy of which is filed as Exhibit 4.1 to this 6-K and is incorporated herein by reference.

Collateral Trust Agreement

On July 27, 2023, the Company and the Guarantors that are also grantors of collateral (the “Grantors”) entered into a collateral trust agreement with J.P. Morgan SE, as administrative agent (the “Administrative Agent”) under the New Credit Agreement, the Trustee and the Collateral Trustee (the “Collateral Trust Agreement”). The Collateral Trust Agreement, among other things, sets forth the terms on which the Collateral Trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all liens upon any property of the Issuer and the Guarantors at any time held by it, for the benefit of the current and future holders of First Lien Obligations and Junior Lien Obligations (each as defined in the Collateral Trust Agreement) as well as establishing the priority of the liens on the collateral as between the First Lien Obligations and Junior Lien Obligations.

The foregoing description of the Collateral Trust Agreement is qualified in its entirety by reference to the full text of the Collateral Trust Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The information contained herein is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation, or sale would be unlawful absent registration or an applicable exemption from the registration requirements of the securities laws of any such jurisdiction. The securities offered have not been registered under the Securities Act, any state securities laws, or any foreign jurisdiction, and were offered and sold only to persons reasonably believed by the Company to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

This announcement is considered to contain inside information as defined in article 7 of the EU Market Abuse Regulation, is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and was made public by Simon Woods at Hawthorn Advisors on the date hereof.

Contact Information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Investor Relations

T: +44 (0)7867139312

E: benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the use of proceeds from the Offering and the offering of Incremental Notes, the closing of the offering of Incremental Notes, the availability of borrowings under the New Credit Agreement and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates, are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, market conditions, offshore drilling market conditions, including supply and demand, dayrates, fluctuations in the price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, the review of competition authorities, the performance of the drilling rigs in the Company’s fleet, the cancellation of drilling contracts currently included in reported contract backlog, the impact of global economic conditions and global health threats, pandemics and epidemics, political and other uncertainties, including those related to the conflict in Ukraine, and other important factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (“SEC”). Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) and subsequent filings.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference.

Exhibit	Description

4.1	Indenture, dated July 27, 2023, by and among the Issuer, the Guarantors, the Trustee and the Collateral Trustee, relating to the Offering.

4.2	Form of 8.375% Senior Secured Second Lien Notes due 2030 (included in Exhibit 4.1).

10.1	Collateral Trust Agreement, dated July 27, 2023, by and among the Issuer, the Grantors, the Administrative Agent, the Trustee and the Collateral Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 27, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 15, 2023.